

May 3, 2011

Ralph Montrone
Chief Executive Officer
Trail One, Inc.
1844 South 3850 West
Salt Lake City, UT 84104

> **Re:** **Trail One, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on April 19, 2011**
> **File No. 333-170781**

Dear Mr. Montrone:

We have reviewed your responses to the comments in our letter dated March 30, 2011 and have the following additional comments.

General

1. Please revise your table of contents to include the Description of Property and Independent Director/Corporate Governance Committee sections.

Registration Statement Cover Page

2. Please remove the "small business issuer" designation on the cover of the registration statement.

Calculation of Registration Fee Table

3. We note your response to our prior comment three and reissue our comment. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Prospectus Cover Page

4. We note your disclosure in the last sentence on the prospectus cover page. Please advise as to what supplements you may have to the prospectus. Alternatively, please delete the reference to any supplements to the prospectus.

Prospectus Summary, page 1

General Introduction, page 1

5. Please revise the first paragraph of this section to update your losses from inception to December 31, 2010.

6. We note your response to our prior comment four and reissue our comment in part. It is still unclear from your disclosure how you intend to market individualized license tags to the wholesale market. Please clarify what product will actually be sold to the wholesale customers.

7. Please revise to explain why there is a significant price range of $80 to $700 per tag at which you plan to sell your products to wholesalers. Please also advise as to how this disclosure regarding the price range is consistent with the disclosure in the last full paragraph on page 16 regarding a selling price of $150.

8. Although we note your response to our prior comment six, please revise your registration statement throughout to disclose consistently your plans to raise capital through equity security sales, debt instruments, and private financing. In this regard we note, for example, your disclosure on pages 15, 17, 22, 23, 25, and 27.

Risk Factors, page 3

9. We note your response to our prior comment nine. Please advise as to why it is only the risks described on page ten of the prospectus that, if realized, could harm your business, operating results and financial condition. Alternatively, please revise your disclosure to clarify that all risks described in the Risk Factors section beginning on page 6 could impact your business, operating results and financial condition.

Risk Factors, page 6

We Require Additional Capital Which We May Be Unable To Raise, page 6

10. We note your response to our prior comment ten and reissue in part. Please clarify where you accounted for the cost of $10,000 for development of strategic relationships described on page 23.

11. We note your response to our prior comment 11. Please advise as to how the new estimated cost to register the shares of common stock of $40,000 is consistent with your estimated monthly burn rate of $2,500, especially in light of the fact that you anticipate $15,000 in costs associated with public company reporting requirements and newly applicable corporate governance requirements. Please also reconcile these disclosures

with the disclosure in the first two sentences of the first full paragraph on page 23 and the disclosure in the last sentence of the fifth full paragraph on page 24.

We have a short development state operating history, page 9

12. Please revise this risk factor to correct your reference to "December 31, 2011." In addition, revise the risk factor because it appears to be incomplete or advise.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 16

General Overview; Nature of Business, page 16

13. We note your response to our prior comment 17; however, you continue to state that you will provide an internet site in March 2011 for customers to purchase automobile license plate tags. Please revise your disclosure to describe the current status of your website.

14. We note your disclosure in the four bullet points on page 18. The uses for the $75,000, if raised, set forth in these four bullet points do not appear to match the disclosure in the risk factor starting at the bottom of page 6. We also note that the disclosure in the six bullet points at the bottom of page 23 and in the four bullet points on page 27 appear inconsistent with the above referenced disclosure on pages 6 and 18. Please advise or revise for consistency.

Liquidity and Capital Resources, page 22

15. We note your response to our prior comment 15 and we still note your disclosure in the last sentence on page 22 that you may have to reduce expenses, including officer's compensation, if you are unable to achieve profitable operations in the near term. We note similar disclosure in the second sentence of the first full paragraph on page 22. These statements appear to conflict with your disclosure on pages 33 and 34 which indicate that you are not paying any salaries at this time and do not have any current intention of paying any salaries. Please advise or revise for consistency.

Satisfaction of Our Cash Obligations for the Next Twelve Months, page 24

16. We note your disclosure regarding the development of the necessary software for the CNC machine and programming of the CNC machine. Please revise to disclose who will perform these functions, their costs and estimated time to complete these tasks. If applicable, please also revise your Plan of Operation section to include these tasks and the timeframes for their completion.

Plan of Operation, page 25

17. We note your response to our prior comment 20 and reissue our comment. Please revise your Plan of Operation section to include the description of your business plan that currently appears in the Description of Business section on page 27. In addition, please describe your plan of operation in more detail here and in the Management's Discussion and Analysis of Financial Condition and Results of Operations section. For example, please revise to indicate when you plan to begin producing the tags. In doing this, discuss each specific step you intend to take to begin producing the tags and your intended sources and uses of funds. Provide timeframes and quantified estimates of these amounts for each step in producing the tags and discuss what marketing methods you intend to focus on. Also indicate what your priorities in the use of funds are if you do not obtain the full amount required to finance your operations.

Description of Business, page 26

Employees, page 31

18. We note your response to our prior comment 25 and your plans to begin paying Mr. Montrone's salary when you raise $75,000 in funding. However, on page 33 you state that you will not pay any compensation until your operations generate sufficient cash flow. Please revise for consistency or advise.

Management, page 31

Directors, Executive Officers, Promoters and Control Persons, page 31

19. Please provide the information in the table in this section as of a more recent date than September 9, 2010.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

20. We note your responses to our prior comments 2 and 11. Please update this section as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551- 3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Steven Sager
                 (877) 255-9218